SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )
SOUTHERN STARR BROADCASTING GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
843835109
(CUSIP Number)
Check the following box if a fee is being paid with this
statement. X
(A fee is not required only if the filing person: (1) has a
previous
statement on file reporting beneficial ownership of more
than five percent of
the class of securities described in Item 1; and (2) has
filed no amendment
subsequent thereto reporting beneficial ownership of five
percent or less of
such class).  (See Rule 13d-7).
The remainder of this cover page shall be filled out for a
reporting person's
initial filing on this form with respect to the subject
class of securities,
and for any subsequent amendment containing information
which would alter the
disclosures provided in the prior coverage page.
The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities
of that section of
the Act but shall be subject to all other provisions of the
Act (however, see
the Notes).
(Continued on following pages(s))
CUSIP NO. 843835109 13G
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NationsBank Corporation
56-0906609
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
5 SOLE VOTING POWER
228,506
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
6 SHARED VOTING POWER
- -0-
7 SOLE DISPOSITIVE POWER
- -0-
8 SHARED DISPOSITIVE POWER
- -0-
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
228,506
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.4%
12   TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO.   843835109 13G
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
N.B. Holdings Corporation
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
5 SOLE VOTING POWER
228,506
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
6 SHARED VOTING POWER
- -0-
7 SOLE DISPOSITIVE POWER
- -0-
8 SHARED DISPOSITIVE POWER
- -0-
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
228,506
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.4%
12   TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 843835109 13G
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NationsBank, N.A.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. National Banking Association
5 SOLE VOTING POWER
228,506
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
6 SHARED VOTING POWER
- -0-
7 SOLE DISPOSITIVE POWER
- -0-
8 SHARED DISPOSITIVE POWER
- -0-
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
228,506
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.4%
12   TYPE OF REPORTING PERSON *
BK
*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 843835109 13G
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NationsBank Trust Company, N.A.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. National Banking Association
5 SOLE VOTING POWER
228,506
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
6 SHARED VOTING POWER
- -0-
7 SOLE DISPOSITIVE POWER
- -0-
8 SHARED DISPOSITIVE POWER
- -0-
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
228,506
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.4%
12   TYPE OF REPORTING PERSON *
BK
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13G
Item 1(a) Name of Issuer:
Southern Starr Broadcasting Group, Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:
147 East Lyman Avenue
Winter Park, FL 32789
Item 2(a) Name of Person(s) Filing:
(a) NationsBank Corporation
(b) N.B. Holdings Corporation
(c) NationsBank, N.A.
(d) NationsBank Trust Company, N.A.
Item 2(b) Address of Principal Business Office or, if none,
Residence:
(a) NationsBank Plaza, Charlotte, North Carolina 28255
(b) NationsBank Plaza, Charlotte, North Carolina 28255
(c) 6610 Rockledge Drive, Bethesda, Maryland 20817
(d) 1501 Pennsylvania Avenue, NW, Washington, DC 20013
Item 2(c) Citizenship:
(a) North Carolina Corporation
(b) North Carolina Corporation
(c) U.S. National Banking Association
(d) U.S. National Banking Association
Item 2(d) Title of Class of Securities: Common Stock
Item 2(e) CUSIP Number:
843835109
Item 3    If this statement is filed pursuant to Rules 13d-
1(b),
or 13d-2(b),
check whether the person filing is a:
(a)  Broker or Dealer registered under Section 15 of the Act
(b) X Bank as defined in Section 3(a)(6) of the Act
(c)  Insurance Company as defined in Section 3(a)(19) of the
Act
(d)  Investment Company registered under Section 8 of the
Investment
Company Act
(e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940
(f)  Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F)
(g) X Parent Holding Company in accordance with Sub-section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) X Group, in accordance with Sub-section 240.13d-
1(b)(1)(ii)(H)
The following entities are holding companies:
NationsBank Corporation
N.B. Holdings Corporation
NationsBank, N.A.
The following entities are banks:
NationsBank, N.A.
NationsBank Trust Company, N.A.
The following entities are registered investment advisors:
Item 4    Ownership:
With respect to the beneficial ownership of the reporting
entity as of
10/31/94, see Items 5 through 11, inclusive, of the
respective cover
pages of this Schedule 13G applicable to such entity which are incorporated herein by reference.
Item 5    Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6    Ownership of More Than Five Percent on Behalf of
Another Person:
The reported shares are held in various fiduciary accounts,
and accordingly,
dividends and the proceeds of such shares are payable to
other persons,
including such accounts, the beneficiaries or settlors
thereof or a combination
of such persons.  In certain instances, other persons
(including beneficiaries
and settlors) may be deemed to have the power to direct
receipt of dividends or
the proceeds of the sale of shares reported herein.  To the
best of the
undersigned's knowledge and belief, no one other person has
such an
economic interest relating to more than 5% of the class of
reported shares.
Item 7    Identification and Classification of the
Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding
Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the Securities
Exchange Act of 1934,
NationsBank Corporation is filing this Schedule 13G as a
parent holding
company of the following:
a.   N.B. Holdings Corporation, which is a holding company
of its subsidiaries,
NationsBank, N.A.
classifiable under Item 3(b) as Banks as defined in Section
3(a)(6) of the
Securities Exchange Act of 1934.
b.   N.B. Holdings Corporation, which is a holding company
of its subsidiary,
NationsBank, N.A., which is a holding company of its
subsidiary, NationsBank
Trust Company, N.A., classifiable under Item 3(b) as a Bank
as defined in
Section 3(a)(6) of the Securities Exchange Act of 1934.
Item 8    Identification and Classification of Members of
the Group:
Except for the relationships referred to in Item 7 hereof,
the reporting
entities do not affirm the existence of a group.  This Form
is filed on behalf
of each of the entities listed in Item 2(a) hereof.
Item 9    Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my
knowledge and belief, the
securities referenced to above were acquired in the ordinary course of
business and were not acquired for the purpose of and do not have the effect
of changing or influencing the control of the issuer of such securities and
were not acquired in connection with or as a participant in
any transaction
having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true,
complete and correct.
NATIONSBANK CORPORATION
N.B. HOLDINGS CORPORATION
NATIONSBANK, N.A.
NATIONSBANK TRUST COMPANY, N.A.
Date:     November 9, 1994
By:
Signature
Mary Jo Inglett/Compliance Officer Name/Title
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